1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 30, 2015	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE

SEVENTH MEETING OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the seventh meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was despatched on 13 March 2015 by way of written notices or e-mails. The meeting was held on 27 March 2015 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by physical meeting and teleconferencing. Ten directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, departmental rules, normative documents, and the articles of association of the Company (the “Articles of Association”).

The ten Directors present at the meeting unanimously agreed and passed the following resolutions:

1. Approved the “Annual Report for the Year 2014 of Yanzhou Coal Mining Company Limited” and “Summary of the Annual Report”, and to publish the results for the year of 2014 domestically and overseas.

2. Approved the “Working Report of the Board for the Year 2014 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2014 annual general meeting of shareholders (“2014 Annual General Meeting”) for discussion and consideration.

3. Approved the “Audited Financial Statements for the Year 2014 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2014 Annual General Meeting for discussion and consideration.

4. Approved the “Profit Distribution Plan for the Year 2014 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2014 Annual General Meeting for discussion and consideration.

As required by the Articles of Association, when allocating the profits after tax for the relevant accounting year, the lower of the profits after tax in the financial statements prepared under the PRC Accounting Standards and the IFRS shall prevail. According to the IFRS, the net profit of the Company attributable to the shareholders of the Company for the year 2014 was RMB766.2 million. After appropriation of RMB418.8 million as statutory reserve, the distributed profit of the Company at the end of the year 2014 was RMB29.4691 billion.

In return for the long-term support of the shareholders of the Company and in accordance with the dividends policy consistently adopted by the Company, i.e. distributing approximately 35% of the net income of the Company after deduction to the statutory reserves as final dividend, it was proposed to declare in aggregate cash dividends for the year 2014 of RMB98.368 million (tax inclusive) to the shareholders, which is RMB0.02 per share (tax inclusive).

After taking into account the proposed cash dividends for the year 2014, the remaining undistributed profit at the end of 2014 was RMB29.3707 billion. The Company would not increase its share capital through capitalization of its capital reserve for 2014.

This was agreed by the independent Directors.

5. Approved the “Proposal in relation to the Production and Operation Plans and Capital Expenditure Plan for 2015 of Yanzhou Coal Mining Company Limited”.

6. Approved the “Proposal in relation to the Remuneration of the Directors and Supervisors for 2015 of Yanzhou Coal Mining Company Limited”, and to submit the same to the 2014 Annual General Meeting for discussion and consideration.

The Company paid an aggregate amount of RMB5.2708 million (tax inclusive) to the non-independent Directors (including 2 outgoing non-independent Directors) in 2014, which is an average of RMB0.7530 million (tax inclusive) for each person in the year, and provided an aggregate amount of RMB0.7250 million as their retirement pension. The independent Directors (including 2 outgoing independent Directors) received remuneration from the Company in an aggregate amount of RMB0.5204 million (tax inclusive), i.e. an average of RMB0.1301 million (tax inclusive) for each person in the year. The Company has paid an aggregate amount of RMB2.1893 million (tax inclusive) to the supervisors of the Company (including 2 outgoing supervisors) in 2014, which is an average of RMB0.5473 million (tax inclusive), and provided an aggregate amount of RMB0.4268 million for their retirement pension.

It was proposed that, upon achieving the Company’s operation goal for 2015, the remuneration of non-independent Directors, independent Directors and supervisors of the Company for the year 2015 be generally at the same level as that of 2014.

This was agreed by the independent Directors.

7. Approved the “Remuneration of the Senior Management for 2015 of Yanzhou Coal Mining Company Limited”.

The senior management (excluding Directors) (including 2 outgoing ones) had received remuneration from the Company in an aggregate amount of RMB3.2027 million (tax inclusive), which is an average of RMB0.4575 million (tax inclusive) for each person and an aggregate amount of RMB0.6213 million has been provided for as retirement pension.

It was approved that, upon achieving the Company’s operation goal of 2015, the remuneration of the senior management (excluding Directors) for the year 2015 be generally at the same level as that of 2014.

This was agreed by the independent Directors.

8. Approved the “Internal Control Evaluation Report for the Year 2014 of Yanzhou Coal Mining Company Limited”.

9. Approved the “2014 Social Responsibility Report of Yanzhou Coal Mining Company Limited”.

10. Approved the “Proposal in relation to the renewal of the liability insurance of directors, supervisors and senior officers”, and to submit the same to the 2014 Annual General Meeting for discussion and consideration.

The Company proposed to continue to buy liability insurance of a maximum insured amount of USD15 million for the Directors, supervisors and senior officers of the Company.

11. Approved the “Proposal in relation to the re-appointment and remuneration of external auditing firms for the year 2015”, and to submit the same to the 2014 Annual General Meeting for discussion and consideration.

As proposed by the Audit Committee under the Board of Directors, the Board proposed to re-appoint Shine Wing Certified Public Accountants (special general partnership) and Grant Thornton Jingdu Tianhua (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) as the domestic and overseas auditors respectively.

It was proposed that the following remuneration be paid to the auditors in 2015:

1)	the auditing fees for the domestic auditing would be RMB7.8 million, with RMB3.9 million for each of Shine Wing Certified Public Accountants and Grant Thornton Jingdu Tianhua;

2)	the auditing fees for the auditing of overseas operations would be AUD1.35 million; and

3)	the Board be authorized to make decisions in respect of payment of additional service fees.

12. Approved the “Proposal in relation to the continuing connected transactions of Yanzhou Coal Mining Company Limited for the year 2014”

The Board confirmed that all types of continuing connected transactions between the Company and the controlling shareholder of the Company in 2014 were implemented in accordance with the relevant agreements and the actual transaction amounts of which had not exceeded the proposed annual caps approved by the independent shareholders or the Board.

As this resolution involved connected transactions, one related Director abstained from voting while the remaining nine Directors unanimously approved the resolution.

The independent Directors gave independent opinions on the execution of the 2014 continuing connected transactions of the Company.

13. Approved the “Proposal in relation to ordinary connected transactions between Yanzhou Coal and Yanzhou Coal Mining Group Finance Limited”

1)	It is approved that the Company and Yanzhou Coal Mining Group Finance Limited entered into the Finance Service Agreement;

2)	It is approved that the transaction cap under the Finance Service Agreement be set as, among others,

(i)	Deposit Services: Yanzhou Coal’s daily highest deposit balance on the settlement account of Yanzhou Coal Mining Finance Company shall not exceed RMB1.18 billion;

(ii)	Comprehensive Credit: Yanzhou Coal Mining Finance Company to provide Yanzhou Coal with comprehensive credit of maximum of RMB 400 million (including corresponding accumulated interest);

(iii)	Note Discount Services: Yanzhou Coal Mining Finance Company to provide Yanzhou Coal with note discount service, and the note discount expense on annual basis shall not exceed RMB 10 million;

(iv)	Settlement Services: Yanzhou Coal Mining Finance Company to provide Yanzhou Coal with settlement services such as payment and receipt, entrusted loan service, guarantees service and other settlement service related auxiliary services, and the handling fee for settlement services on annual basis shall not exceed RMB 4 million.

3)	Any one Director is authorized to determine and sign the Finance Service Agreement on behalf of Yanzhou Coal and has the right to make revision to the Agreement according to actual circumstances and handle specific matters.

As this resolution involved connected transactions, one related Director abstained from voting while the remaining nine Directors unanimously approved the resolution.

The independent Directors gave independent opinions on the execution of the continuing connected transactions between the Company and Yanzhou Coal Mining Group Finance Limited.

For details, please refer to the Connected Transactions Announcement on 27 March 2015 of the Company. This Announcement was also posted on the websites of Shanghai Stock Exchange and the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

14. Approved the “Proposal in relation to discussion and consideration of investing in Shanghai CIFCO Futures Company Limited by way of capital investment by Yanzhou Coal Mining Company Limited”

1)	It is approved that the Company entered into the Shanghai CIFCO Futures Company Limited Capital Increase Agreement, to participate in the investment of 33.33% shareholding of Shanghai CIFCO Futures Company Limited (“SHCIFCO”) by way of owned funds of RMB264.56 million.

2)	Any one Director is authorized to conduct further actions or matters as considered by any Director of the Company or appropriately authorized person to be necessary and desirable and related to the above proposal on behalf of Yanzhou Coal, including but not limited to determine and sign the related agreements and articles of associations involved in the investment in SHCIFCO by way of capital investment, and other legal documents, and has the right to make necessary revision to the above documents according to actual circumstances.

As this resolution involved connected transactions, one related Director abstained from voting while the remaining nine Directors unanimously approved the resolution.

The independent Directors gave independent opinions on the investment in Shanghai CIFCO Futures Company Limited by way of capital investment.

For details, please refer to the Connected Transactions Announcement on 27 March 2015 of the Company. This Announcement was also posted on the websites of Shanghai Stock Exchange and the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

15. Approved the “Proposal in relation to engagement of Shandong Yanzhou Coal Mining Security Service Company Limited to provide coal railway escort service to Yanzhou Coal Mining Company Limited”

1)	It is approved that the Company entered into the Coal Railway Escort Service Contract with Shandong Yanzhou Coal Mining Security Service Company Limited.

2)	It is approved that the annual cap of railway escort service fee paid to Yanzhou Coal Mining Security Service Company Limited by the Company shall be RMB 36 million.

3)	Any one Director is authorized to fix and sign the Coal Railway Escort Service Contract on behalf of Yanzhou Coal and has the right to make revision to the Coal Railway Escort Service Contract according to actual circumstances and handle specific matters.

As this resolution involved connected transactions, one related Director abstained from voting while the remaining nine Directors unanimously approved the resolution.

The independent Directors gave independent opinions on the engagement of Yanzhou Coal Mining Security Company to provide coal railway escort service to the Company.

For details, please refer to the Connected Transactions Announcement on 27 March 2015 of the Company. This Announcement was also posted on the websites of Shanghai Stock Exchange and the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

16. Approved the “Proposal in relation to expansion of the business scope of the Company and amendment to the Articles of Association of the Company”, and submit the same to 2014 Annual General Meeting for discussion and consideration.

The Board of Directors proposed to add operations of “property management service”, “landscaping “, “sewage treatment”, and “heat supply “ to the business scope and make the corresponding amendments to the Articles of Association of the Company.

For details, please refer to the Amendment to the Articles of Association Announcement on 27 March 2015 of the Company. This Announcement was also posted on the websites of Shanghai Stock Exchange and the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

17. Approved the “Proposal to authorize the Company to carry out domestic and overseas financing businesses”, and submit the same to 2014 Annual General Meeting for discussion and consideration.

The Board of Directors proposed:

1)	to approve the Company or controlled subsidiaries to carry out financing activities of an aggregate amount not exceeding the equivalent of RMB30 billion and authorize the Board to determine the financing currency and methods based on merits of market conditions, which are restricted to the following financing methods only: bank loans, corporate bonds, short-term bonds, super-short-term commercial papers, perpetual bonds, private placement bonds, perpetual renewable medium notes, operating lease, financing lease, transfer of right of return over assets securitization, asset-backed notes, funds raised from insurance market and medium-term notes.

The Company will comply with the information disclosure obligations under the regulatory requirements in places where the Company’s securities are listed when carrying out the above businesses.

2)	to authorize the Chairman of the Board to, in accordance with the best interest of the Company, the relevant laws and regulations, as well as the opinions and suggestions of the regulatory authorities, deal with all matters in respect of the guarantees, which include but not limited to the following matters:

(i)	in light of the Company’s and specific market circumstances, and according to the relevant laws and rules and the requirements of regulatory authority to develop and adjust specific plan in relation to such financing activities, including but not limited to the determination of suitable entity to carry out the financing activities, the amounts, methods, term and other matters related to financing activities;

(ii)	to determine the engagement of intermediaries and to sign and implement all agreements and documents in respect of the financing activities and disclose the relevant information;

(iii)	to deal with the reporting, registration, approval of materials and other relevant matters in respect of the financing activities necessary provided to domestic and overseas regulatory authorities;

(iv)	the aforementioned authorization shall be valid after it is approved by the shareholders at the annual general meeting of the Company until the date of convening the next annual general meeting of the Company. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his power in relation to any contracts, agreements or decisions regarding the financing that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

18. Approved the “Proposal for the provision of financial guarantees to the Company’s subsidiaries and provision of guarantees in relation to daily operations by Yancoal Australia and its subsidiaries to subsidiaries of the Company in Australia”, and submit the same to the 2014 Annual General Meeting for discussion and consideration.

The Board proposed:

1)	to approve the provision of financial guarantee(s) of an aggregate amount not exceeding US$2 billion by the Company to its wholly-owned subsidiaries and controlled subsidiaries;

2)	that in order to satisfy the requirements of ordinary operations of the Company’s assets and subsidiaries in Australia and further reduce the operating cost, in accordance with the Australian Corporate Law and relevant laws and regulations, approve the provision of daily operation guarantees by Yancoal Australia Limited (“Yancoal Australia”) and its subsidiaries to subsidiaries of the Company in Australia of an aggregate amount not exceeding AUD500 million;

3)	to approve and authorize the Chairman of the Board to, in accordance with the best interest of the Company and the relevant laws and regulations as well as the opinions and suggestions of the regulatory authorities, deal with all matters in respect of the guarantees, which include but are not limited to the following matters:

(i)	to determine the appropriate subsidiaries which will be provided with the guarantees based on the financing needs;

(ii)	to determine the exact terms and conditions of the guarantee agreements, which include but not limited to the amount, term, scope and method of guarantee; and executing the guarantee agreement(s) and other relevant legal documents; and

(iii)	to deal with the filing and reporting of documents and information in respect of the guarantee(s) and other relevant matters.

4)	that the aforementioned authorization shall be valid after it is approved by the shareholders at the annual general meeting of the Company until the date of convening the next annual general meeting of the Company. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his powers in relation to any contracts, agreements or decisions regarding the financial guarantees that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

For details, please refer to the announcement in relation to the provision of financial guarantees to the Company’s subsidiaries and provision of guarantees in relation to daily operations by Yancoal Australia and its subsidiaries to subsidiaries of the Company in Australia dated 27 March 2015. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai.

19. Approved the “Proposal to authorize the Company to carry out the thermal coal futures hedging business”

It is approved that the Company take advantage of owned funds to carry out thermal coal futures hedging business for margin amounts not exceeding RMB 500 million.

The independent Directors gave independent opinions on the proposal to carry out thermal coal future hedging business.

For details, please refer to the Announcement on Carrying Out Thermal Coal Future Hedging Business dated 27 March 2015 of the Company. The Announcement was also posted on the website of Shanghai Stock Exchange and the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

20. Approved the “Proposal regarding the general mandate authorizing the Board to issue additional H shares”, and to submit the same to the 2014 Annual General Meeting for discussion and consideration.

It was proposed that the Board be authorized to decide as to whether it would issue additional H Shares not exceeding 20% of the total amount of existing issued H Shares on the date of passing the relevant resolution at the 2014 Annual General Meeting and the related matters during the relevant period, and make corresponding amendments to the Articles of Association.

The relevant period commences from the date when the proposal is approved by the 2014 Annual General Meeting until whichever is the earliest of:

1)	the conclusion of 2015 annual general meeting of the Company upon passing of this proposal;

2)	the expiration of the 12 months upon the passing of this proposal; or

3)	the time when such mandate is revoked or varied by a special resolution of the shareholders of the Company in any general meeting.

21. Approved the “Proposal in relation to the general mandate to be granted to the Board to repurchase H Shares”, and to submit the same to the 2014 Annual General Meeting, the 2015 first A shareholders’ class meeting and the 2015 first H shareholders’ class meeting for discussion and consideration.

1)	It was proposed that the Board be authorized to decide as to whether it would repurchase H Shares not exceeding 10% of the total amount of existing issued H Shares as at the date of passing the relevant resolution and the related matters during the relevant period, and make corresponding amendments to the Articles of Association.

The relevant period commences from the date when the proposal is approved by 2014 Annual General Meeting until whichever is the earliest of :

(i)	the conclusion of 2015 annual general meeting of the Company upon passing of this proposal;

(ii)	the expiration of the 12 months upon the passing of this proposal;

(iii)	the time when such mandate is revoked or varied by a special resolution of the H share or A share shareholders of the Company in their respective class meeting.

2)	Any one Director be authorized to act on behalf of the Board to make timely decision about the specific matters of the repurchase of H Shares after the Board has been granted the general mandate to repurchase up to 10% of the total issued H Shares, and carry out the relevant approval and disclosure procedures, including but not limited to, determinate the timing, quantity and price of the repurchase and open overseas securities account and carry out the corresponding change of foreign exchange registration procedures, dispatch explanation documents to shareholders regarding the repurchase of H Shares, inform creditors and make public announcement, file with the China Securities Regulatory Commission, cancel the shares repurchased, amend the Articles of Association of the Company, and carry out the corresponding change of registration procedures and execute and handle other documents and matters related to the repurchase.

22. Approved to convene the 2014 Annual General Meeting of Yanzhou Coal Mining Company Limited.

23. Approved to convene the 2015 first A shareholders’ class meeting and the 2015 first H shareholders’ class meeting of Yanzhou Coal Mining Company Limited.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

27 March 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC